UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. )*

Vir Biotechnology, Inc.

(Name of Issuer)

Common Stock, $0.0001 par value

(Titles of Class of Securities)

92764N 102

(CUSIP Number)

December 31, 2019

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☐ Rule 13d-1(c)

☒ Rule 13d-1(d)

*

The remainder of this cover page shall be filled out of a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended (the “Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 92764N 102	13G	Page 2 of 9 Pages

1	NAME OF REPORTING PERSON SVF Victory (Cayman) Limited
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 22,616,666 (See Item 4)
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 22,616,666 (See Item 4)

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 22,616,666 (See Item 4)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 20.6% (a) (See Item 4)
12	TYPE OF REPORTING PERSON FI

(a)

All percentages calculated in this Schedule 13G are based upon an aggregate of 109,678,822 shares of common stock outstanding as disclosed in the Issuer’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on November 19, 2019.

CUSIP No. 92764N 102	13G	Page 3 of 9 Pages

1	NAME OF REPORTING PERSON SoftBank Vision Fund (AIV M1) L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 22,616,666 (See Item 4)
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 22,616,666 (See Item 4)

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 22,616,666 (See Item 4)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 20.6% (a) (See Item 4)
12	TYPE OF REPORTING PERSON PN

(a)

All percentages calculated in this Schedule 13G are based upon an aggregate of 109,678,822 shares of common stock outstanding as disclosed in the Issuer’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on November 19, 2019.

CUSIP No. 92764N 102	13G	Page 4 of 9 Pages

1	NAME OF REPORTING PERSON SB Investment Advisers (UK) Limited
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION England and Wales

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 22,616,666 (See Item 4)
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 22,616,666 (See Item 4)

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 22,616,666 (See Item 4)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 20.6% (a) (See Item 4)
12	TYPE OF REPORTING PERSON FI

(a)

All percentages calculated in this Schedule 13G are based upon an aggregate of 109,678,822 shares of common stock outstanding as disclosed in the Issuer’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on November 19, 2019.

CUSIP No. 92764N 102	13G	Page 5 of 9 Pages

Item 1(a).	Name of Issuer:

Vir Biotechnology, Inc. (the “Issuer”)

Item 1(b).	Address of Issuer’s Principal Executive Offices:

499 Illinois Street, Suite 500 San Francisco, California 94158

Item 2(a).	Name of Person Filing:

This statement is being jointly filed by each of the entities below pursuant to Rule 13d-1(k) promulgated by the Securities and Exchange Commission pursuant to Section 13 of the Act, all of whom together are referred to herein as the “Reporting Persons”:

(i) SVF Victory (Cayman) Limited

(ii) SoftBank Vision Fund (AIV M1) L.P.

(iii) SB Investment Advisers (UK) Limited

The Reporting Persons have entered into a Joint Filing Agreement, dated February 14, 2020, a copy of which is attached as Exhibit 99.1 to this Schedule 13G, pursuant to which the Reporting Persons agreed to file this Schedule 13G and any amendments thereto jointly in accordance with the provisions of Rule 13d-1(k)(1) under the Act.

Item 2(b).	Address of Principal Business Office or, if none, Residence:

The principal business address of each of the Reporting Persons is as follows:

(i)	SVF Victory (Cayman) Limited

c/o Walkers Corp. Ltd. Cayman Corporate Centre

27 Hospital Road

Georgetown E9

Grand Cayman

KY1-9008

(ii)	SoftBank Vision Fund (AIV M1) L.P.

251 Little Falls Drive

Wilmington, DE 19808

(iii)	SB Investment Advisers (UK) Limited

69 Grosvenor Street

London W1K 3JW

United Kingdom

Item 2(c).	Citizenship:

See responses to Item 4 on each cover page.

Item 2(d).	Titles of Classes of Securities:

Common stock, $0.0001 par value per share (the “Common Stock”)

Item 2(e).	CUSIP Number:

92764N 102

CUSIP No. 92764N 102	13G	Page 6 of 9 Pages

Item 3.	If This Statement is Filed Pursuant to Rule 13d-1(b), or 13d-2(b) or (c), Check Whether the Person Filing is a(n):

(a)	☐	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).

(b)	☐	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).

(c)	☐	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).

(d)	☐	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).

(e)	☐	An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E).

(f)	☐	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F).

(g)	☐	A parent holding company or control person in accordance with § 240.13d-1(b)(1)(ii)(G).

(h)	☐	A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813).

(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3).

(j)	☐	Non-U.S. institution in accordance with Rule 13d-1(b)(1)(ii)(J).

(k)	☐	Group, in accordance with §240.13d-1(b)(1)(ii)(K).

Not Applicable.

Item 4.	Ownership

(a)	Amount Beneficially Owned:

SVF Victory (Cayman) Limited directly holds 22,616,666 shares of Common Stock of the Issuer, or 20.6% of the outstanding shares of Common Stock of the Issuer.

SVF Victory (Cayman) Limited is a wholly-owned subsidiary of SoftBank Vision Fund (AIV M1) L.P. (“SVF”). SB Investment Advisers (UK) Limited (“SBIA UK”) has been appointed as alternative investment fund manager (“AIFM”) and is exclusively responsible for managing SVF in accordance with the Alternative Investment Fund Managers Directive and is authorized and regulated by the UK Financial Conduct Authority accordingly. As AIFM of SVF, SBIA UK is exclusively responsible for portfolio management and risk management. Each of SVF and SBIA UK disclaims beneficial ownership of the shares of Common Stock owned by SVF Victory (Cayman) Limited except to the extent of its pecuniary interest therein. Pursuant to Rule 13d-4 of the Act, the Reporting Persons expressly declare that the filing of this statement shall not be construed as an admission that any such person is, for the purposes of Section 13(d) and/or Section 13(g) of the Act or otherwise, the beneficial owner of any securities covered by this statement held by any other person. The Reporting Persons expressly disclaim that they have agreed to act as a group other than as described in this Schedule 13G.

CUSIP No. 92764N 102	13G	Page 7 of 9 Pages

(b)	Percent of Class:

See responses to Item 11 on each cover page. All percentages calculated in this Schedule 13G are based upon an aggregate of 109,678,822 shares of Common Stock outstanding as disclosed in the Issuer’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on November 19, 2019.

(c)	Number of shares as to which such person has:

(i)	Sole power to vote or to direct the vote:

See responses to Item 5 on each cover page.

(ii)	Shared power to vote or to direct the vote:

See responses to Item 6 on each cover page.

(iii)	Sole power to dispose or to direct the disposition of:

See responses to Item 7 on each cover page.

(iv)	Shared power to dispose or to direct the disposition of:

See responses to Item 8 on each cover page.

Item 5.	Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following  ☐.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

Not Applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.

Not Applicable.

Item 8.	Identification and Classification of Members of the Group.

Not Applicable.

Item 9.	Notice of Dissolution of Group.

Not Applicable.

Item 10.	Certification.

Not Applicable.

CUSIP No. 92764N 102	13G	Page 8 of 9 Pages

SIGNATURE

After reasonable inquiry and to the best of our knowledge and belief, we certify that the information set forth in this statement is true, complete and correct. We also hereby agree to file this statement jointly pursuant to the Agreement listed on Exhibit 99.1 hereto.

Dated: February 14, 2020

SVF VICTORY (CAYMAN) LIMITED

By:	/s/ Karen Ellerbe
Name:	Karen Ellerbe
Title:	Director

SOFTBANK VISION FUND (AIV M1) L.P. By: SB Investment Advisers (UK) Limited Its: Manager

By:	/s/ Brian Wheeler
Name:	Brian Wheeler
Title:	General Counsel

SB INVESTMENT ADVISERS (UK) LIMITED

By:	/s/ Brian Wheeler
Name:	Brian Wheeler
Title:	General Counsel

CUSIP No. 92764N 102	13G	Page 9 of 9 Pages

EXHIBIT INDEX

Exhibit No.

99.1	Joint Filing Agreement dated as of February 14, 2020, by and among each of the Reporting Persons